lEGAL PROCEEDINGS  EX-99

Pursuant to an examination of the Fund by the Securities and Exchange Commission ("SEC"), the SEC issued a letter in September 1999 to the Fund identifying various asserted deficiencies and violations of rules and regulations. The Fund reviewed the asserted deficiencies and violations and filed its response with the SEC. The Fund's management does not believe that the outcome of these matters will have a material impact on the Fund's financial condition or operations. However, the ultimate outcome of these matters is not determinable at this time.